SCHEDULE A

INVESTMENT MANAGEMENT AGREEMENT

FEE SCHEDULE

WELLS FARGO FUND TRUST

Fund	Fee as % of Average Daily Net Asset Value
Absolute Return Fund[1]	First 1B Next 4B Over 5B	0.225 0.200 0.175

Schedule A amended: March 28, 2014

1. On March 28, 2014, the Board of Wells Fargo Funds Trust approved an advisory fee change to the Absolute Return Fund.  Effective  February 1, 2015 the advisory fees will be:  First 1B 0.225; Next 4B 0.20; Next 5B 0.175; Over 10B 0.165

The foregoing fee schedule is agreed to as of March 28, 2014 and shall remain in effect until changed in writing by the parties.

WELLS FARGO FUNDS TRUST

By:

     C. David Messman

     Secretary

WELLS FARGO FUNDS MANAGEMENT, LLC

By:
Andrew Owen

     Executive Vice President